May 4, 2006

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST FILES PRELIMINARY SHORT FORM PROSPECTUS

CALGARY  (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; NYSE: PWI)– PrimeWest Energy Trust (PrimeWest or the Trust) announces that it has filed a Preliminary Short Form Base Shelf Prospectus with the securities regulatory authorities in Canada and a Registration Statement with the United States Securities and Exchange Commission. This registration will allow PrimeWest to offer and issue Trust Units by way of one or more Prospectus Supplements at any time during the 25-month period that the Prospectus remains in place. The Trust Units will be issued from time to time at the discretion of PrimeWest, with an aggregate offering amount not to exceed Cdn. $750,000,000. Unless otherwise specified in a Prospectus Supplement, the net proceeds of the offerings will be added to the general funds of the Trust and will be used for general business purposes. A Registration Statement relating to these Trust Units has been filed with the SEC but has not yet become effective. These Trust Units may not be sold, nor may offers to buy be accepted, before the Registration Statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Trust Units, nor shall there be any sale of the Trust Units in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces and sells natural gas, crude oil and natural gas liquids for the generation of monthly cash distributions to Unitholders.  Trust Units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol “PWI.UN” and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable Shares of PrimeWest Energy Inc. are listed on the TSX under the symbol “PWX”.  Five-year Convertible Debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A” and the Seven-year Convertible Debentures trade under the symbol “PWI.DB.B”.

To learn more about PrimeWest, please visit our website at www.primewestenergy.com.

For Investor Relations inquiries, please contact:

Diane Zuber

Investor Relations Advisor

403-699-7356

Toll-free:  1-877-968-7878

E-mail:  investor@primewestenergy.com